

July 9, 2020

Forrest Xiaodong Li
Chairman and Group Chief Executive Officer
Sea Ltd
1 Fusionopolis Place, #17-10 , Galaxis
Singapore 138522

> **Re: Sea Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed April 14, 2020**
> **File No. 001-38237**
> **Form 6-K Furnished May 18, 2020**
> **File No. 001-38237**

Dear Mr. Li:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2019

Liquidity and Capital Resources
Cash Flows and Working Capital
Operating Activities, page 96

1. The discussion appears to focus on how the amount was derived in each period rather than a comparative analysis of a material change in net cash of operating activities between comparable periods. For example, an analysis should be on why net cash of operating activities went from usage of US$495.2 million in 2018 to generated by of US$69.9 million in 2019. The analysis should address the significant drivers underlying the change and how they impact operating cash. Refer to section III.D of Release No. 33-6835 and section IV.B.1 of Release No. 33-8350 for guidance.

Form 6-K Furnished May 18, 2020

Exhibit 99.1
Non-GAAP Financial Measures, page 9

2.   It appears "adjusted revenue" substitutes tailored revenue recognition and measurement for those of GAAP revenue in violation of Rule 100(b) of Regulation G. Refer to Question 100.04 of the staff's Compliance & Discussion Interpretations "Non-GAAP Financial Measures." Please remove these non-GAAP measures as appropriate.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services